SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of January 2003

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                |X|   Form 20-F                  |_|   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                |_|   Yes                        |X|   No



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      Attached hereto as Exhibit 1 and  incorporated  herein by reference is the
Registrant's press release dated January 15, 2003.

                                    SIGNATURE
                                    ---------


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ELBIT SYSTEMS LTD.
                                            (Registrant)


                                            By:   /s/ Arie Tal
                                                --------------------------------
                                                  Name: Arie Tal
                                                  Title: Corporate Secretary


Dated: February 3, 2003.


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                                  EXHIBIT INDEX
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      EXHIBIT NO.                 DESCRIPTION

      1.                          Press release dated January 15, 2003.







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                                    EXHIBIT 1

Elbit Systems' Subsidiary El-Op to Upgrade Israeli Navy's Electro-Optic
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Observation and Surveillance Systems (Wednesday January 15, 8:05 am ET)
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Upgrade Program Expected to Exceed $4.0 Million
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HAIFA, Israel, Jan. 15 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (Nasdaq:
ESLT - News), today announced that its wholly owned subsidiary, Elop ElectroOptics Industries Ltd. (El-Op), has received an order to upgrade the electro-optic observation and surveillance systems, previously supplied by El-Op to the Israeli Navy, which have been in operational service for more than ten years. Follow-on orders are expected for the upgrade of additional systems and the total program value is expected to exceed $4.0 million.

The Multi Sensor Integrated System (MSIS), to be upgraded by El-Op, has demonstrated its operational capabilities in surveillance, target acquisition, weapon aiming and fire control missions.

Within the scope of the upgrade program, the current thermal imaging Forward Looking InfraRed (FLIR) camera will be replaced by a new state-of-the-art third generation FLIR camera. Developed and produced in house by El-Op, the new FLIR will enable MSIS operators to receive high quality and long range video images. System electronics will also be upgraded.

The new generation MSIS is comprised of a daytime TV camera, in addition to the third generation FLIR, and a rapid laser rangefinder. The system features flexible compact sensor packaging, high performance stabilization and high sensitivity and resolution. The MSIS can be integrated with any naval fire control systems and is highly effective in helping to detect and destroy naval targets including terrorist boats.

Every element of the MSIS is manufactured in house including the FLIR camera, laser rangefinder and all optics, mechanical and electronic sub-systems and assemblies. Mr. Haim Rousso, General Manager of El-Op commented: "With these upgrades the MSIS performance will improve substantially at night and under extreme weather conditions. Using the electro-optic systems, which we have developed, the Israeli Navy will now have another important advantage supporting today's operational objectives. This is particularly important in view of the increased need for anti-terror activity from the sea."

About Elbit Systems Ltd.
------------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications.



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STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE
FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.
















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